

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

November 5, 2009

<u>Via Fax & U.S. Mail</u>

Mr. William Wunderlich
Chief Financial Officer
AutoInfo, Inc.
6413 Congress Ave – Suite 260
Boca Raton, Florida 33487

> **Re:** **AutoInfo, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 001-11497**

Dear Mr. Wunderlich:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief